Press release
For immediate release
June 16 2008

Virginia Appoints Robin Villeneuve as Chief Financial Officer

Virginia Mines Inc. ("Virginia") (TSX:VGQ) is pleased to announce the appointment of Mr. Robin Villeneuve to the position of Chief Financial Officer and Secretary of the Company. Mr. Villeneuve is succeeding Mr. Gaetan Mercier, who will be helping with the transition process.

In the last 13 years, Mr. Villeneuve held positions with various levels of responsibility at AbitibiBowater, acting successively as Financial Accounting Manager and Control and -Manufacturing Accounts Manager. He obtained a Bachelor's Degree in Business Administration - major in Accounting, from Laval University, Quebec, and is a licensed Chartered Accountant. Mr. Villeneuve brings solid financial expertise to the Company.

"I would like to thank Mr. Mercier for his 15 years of dedicated service", declared President Andre Gaumond. We are grateful that we will be benefiting from his extensive knowledge during the transition period".

Granting of Stock Options
Virginia announces that pursuant to its Stock Option Plan, Mr. Villeneuve was granted 100,000 stock options at a price of $6.10, of which 25% are exercisable at any time and 75% will vest over an 18-month period (25% for each 6-month period). Those stock options are valid for a 10-year period.

Reminder - Shareholders Annual Meeting
Please take note that Virginia's Annual Meeting of Shareholders will be held in Montreal, on Wednesday, June 18, at 10:00 a.m., in the Verriere AB Room of the Delta Centre-Ville Hotel, 777 University Street.

An information session will also be held in Quebec City, on Tuesday, June 19, at 10:00 a.m. in the Bellevue Room of the Chateau Frontenac, 1 rue des Carrieres.

About Virginia
Virginia is among the most active mining exploration companies in Quebec with a working capital of $48,104,913 as of February 29, 2008, and 27,031,110 shares issued and outstanding as of May 31, 2008. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

FOR MORE INFORMATION, PLEASE CONTACT:
Andre Gaumond, President,
Paul Archer, V-P Exploration or
Amelie Laliberte, Investor Relations.

200-116 St-Pierre Québec, QC G1K 4A7 Canada	www.virginia.qc.ca mines@virginia.qc.ca	Tel. 800-476-1853 Tel. 418-694-9832 Fax 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports including the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events